July 24, 2012

VIA EDGAR

Russell Mancuso
Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MagneGas Corporation
Amendment No. 3 on Registration Statement on Form S-l Filed June 27, 2012
File No. 333-181775

Dear Mr. Mancuso:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 27, 2012, to Luisa Ingargiola, the Chief Financial Officer of the Company, in regard to the above-referenced Amendment No. 3 Registration Statement on Form S-1 filed on June 27, 2012 (the “Third Amendment”), which amended the Company’s Registration Statement on Form S-1 filed on May 30, 2012 (the “Original Form S-1” and, as amended by Amendment No. 1 on Form S-1 filed on June 19, 2012, Amendment No. 2 on Form S-1 filed on June 25, 2012 and the Third Amendment, the “Amended S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 4 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2012 (the “Fourth Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended S-1, as further amended by the Third Amendment.

Prospectus Cover Page

1.     Regarding your response to prior comment 1:
•	Please complete the remaining blanks in your disclosure with the information that may not be omitted pursuant to Rule 403A. We note for example the blanks in your dilution table on page 12.
•
Given that you appear to be registering an offering subject to a firm-commitment underwriting, it remains unclear why your prospectus cover refers to you offering "up to" 1,600,000 shares. Please revise or advise.

•
In this regard, we note that the last sentence of the first paragraph in exhibit 5.1 indicates that you are offering a total of 2,315,000 shares including the over-allotment option, which is less than the total number including the over-allotment option mentioned on the prospectus cover. We also note that your response to prior comment 1 indicates that the company is selling 2,435,000 shares, which differs from the amount in both exhibit 5.1 and on the prospectus cover. Please reconcile these statements.

•	Please revise your fee table on the Form S-l facing page to reflect the $6.00 offering described in your prospectus, including the over-allotment option.
•
In the last sentence of your response you refer to an amendment if you increase the size of the offering.  Note that you may not increase the size of the offering by post-effective amendment. See Rule 413.

Company Response: We have changed the details of the offering and have revised the Fourth Amendment to reflect the changes accordingly. We have revised the disclosure in a manner that would dismiss the comments above. We note that our prior response inadvertently stated that we would increase the size of the offering by post-effective amendment rather than by a new registration statement filed pursuant to Rule 462(b).

Prospectus Summary, page 2

2.
Refer to prior comment 2. Please ensure that you have reflected your reverse stock split throughout your filing accurately. In this regard, please reconcile the total shares of common stock underlying warrants disclosed on page 4 with your disclosure in the third risk factor on page 9.

Company Response: We have revised the disclosure in the Fourth Amendment to reflect the reverse stock split accurately throughout the filing.

Certain Relationships and Related Transactions, page 32

3.
Please revise your disclosure added in response to prior comment 3 to show clearly the rate or amount of interest paid on the debt transaction mentioned in the fourth paragraph on page 33, not merely an aggregate amount including other debt.  See Regulation S-K. Item 404(a)(5).

Company Response: We have revised the disclosure in the Fourth Amendment to clearly show the amount of interest paid on the debt transaction mentioned in the fourth paragraph on page 33.

Financial Statements, page F-l

4.     We note that you effected a 10-for-l reverse stock split on June 26, 2012. Please address the following:
•
please tell us why the Statement of Stockholders' Equity for the year ended December 31,2010 includes an adjustment entitled "retroactive restatement for a 1 for 10 reverse common stock split on June 27, 2012." Specifically address how the referenced presentation complies with the guidance in SAB Topic 4.C. which require that such changes be given retroactive effect in your financial statements. Revise the filing as necessary to comply with the referenced SAB;

•
please revise the filing as necessary to ensure the reverse stock split is retroactively reflected throughout the filing. For example, we note on page F-l4 that in the summary of outstanding options table that the per share amounts do not appear to have been adjusted for the reverse stock split.

Company Response: On the statement of changes in stockholders’ equity, we have added a subtotal for the restated stock amounts at December 31, 2009 for the previously reported reverse stock amounts. We have presented the December 31, 2009 amounts as originally filed and then as restated for the reverse stock split. All stocks amounts after December 31, 2009 are restated for the reverse stock split. All stock amounts throughout the financial statements have been restated to reflect the reverse split.  We believe this presentation clearly indicates that the reverse stock split have been applied retroactively.

5.
Please revise the filing as necessary to ensure that all totals and subtotals in your financial statements are mathematically correct. For example, we note that in the Balance Sheet on page F-3 that the components of stockholders' equity do not equal the total stockholders' equity for the year ended December 31, 2011 and in the Balance Sheet on page F-l9 that the components of stockholders' equity do not equal the total stockholders' equity for the quarter ended March 31, 2012.

Company Response: We have reviewed all totals in the current filing and believe that all statements foot properly. We note that we have updated the financial statements to include the unaudited financials as of June 30, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.
Sincerely,

MagneGas Corporation

By:	/s/ Ermanno Santilli
Ermanno Santilli
Chief Executive Officer